                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                     Golden Books Family Entertainment, Inc.
                    ----------------------------------------
                                   (Name of Issuer)

                             Common Stock, par value
                            ------------------------
                         (Title of Class of Securities)

                                   380804104
                                   ----------
                                 (CUSIP Number)

                               Stephen Distler
                         E.M. Warburg Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                (212) 878-0600
                               ---------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               - with a copy to -

                            Laurence D. Weltman, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                          New York, New York 10019-6099


                                September 8, 1998
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b), for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP No. 380804104                            Page    2     of   8   Pages
         ----------                                  --------    -----
------------------------------------------------------------------------------

------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Ventures, L.P.          I.D. # 13-3784037
------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)
            |_|
                                                                         (b)
            |X|
------------------------------------------------------------------------------
    3       SEC USE ONLY

------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                WC
------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                                                                   |_|
------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware
------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
                                     0

     NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                --------------------------------------------------------------
                   8      SHARED VOTING POWER
                             11,721,271
                --------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                             0
                --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                             11,131,000
------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 14,971,271
------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
            |_|
------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 40.6%
------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                 PN
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE,RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------------------------
CUSIP No 380804104                            Page    3     of    8   Pages
         ---------                                  --------    ------
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.          I.D. # 13-6358475
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
            |_|
                                                                       (b)
            |x]
-----------------------------------------------------------------------------
    3       SEC USE ONLY


-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                AF
-----------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)
                                                                       |_|
-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                New York
-----------------------------------------------------------------------------
                   7      SOLE VOTING POWER
                                     0
     NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
-----------------------------------------------------------------------------
                   8      SHARED VOTING POWER
                            11,721,271
-----------------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                             0
-----------------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                            11,131,000
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               14,971,271
-----------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
            |_|
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              40.6%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                 PN
-----------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE,RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------       ------------------------------------------
CUSIP No 380804104                            Page    4     of   8   Pages
         ---------                                 --------    -----
----------------------------       ------------------------------------------

-----------------------------------------------------------------------------
    1       NAME OF REPORTING PER
            SON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Golden Press Holding, L.L.C.
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)
            |_|
                                                                    (b)
            |x|
-----------------------------------------------------------------------------
    3       SEC USE ONLY


-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                WC
-----------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                                                                    |_|
-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
-----------------------------------------------------------------------------
                   7      SOLE VOTING POWER
                            0

     NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
-----------------------------------------------------------------------------
                   8      SHARED VOTING POWER
                            11,721,271
-----------------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                            0
-----------------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                            11,131,000
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               14,971,271
------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
            |_|
------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              40.6%
------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                 PN
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE,RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------        --------------------------------------------
CUSIP No. 380804104                       Page    5     of    8    Pages
          ---------                            --------    -------
-------------------------        --------------------------------------------

-----------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            E.M. Warburg, Pincus & Co., LLC          I.D. # 13-3536050
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
            |_|
                                                                       (b)
            |x|
-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                AF
-----------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                                                                       |_|
-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                New York
-----------------------------------------------------------------------------
                   7      SOLE VOTING POWER
                            0
     NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
-----------------------------------------------------------------------------
                   8      SHARED VOTING POWER
                           11,721,271
-----------------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                            0
-----------------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                           11,131,000
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 14,971,271
-----------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
            |_|
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 40.6%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
-----------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE,RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  Introductory Note.
                  -----------------

     This Amendment No. 5 amends the Schedule 13D filed by the Reporting Entities on February 13, 1996, as amended by Amendment No. 1 filed by the Reporting Entities on May 16, 1996, Amendment No. 2 filed by the Reporting Entities on March 7, 1997, Amendement No. 3 filed by the Reporting Entities March 10, 1998, and Amendment No. 4 filed by the Reporting Entities July 8, 1998 (together, the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Golden Books Family Entertainment, Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

     The Reporting Entities are filing this Amendment to report an agreement among Golden Press Holding, L.L.C. ("GP Holding"), the Company, and the Company's wholly-owned subsidiaries Golden Books Publishing Company, Inc. ("Publishing") and Golden Books Home Video, Inc. ("Home Video") entered into on September 8, 1998 and described below under Item 6.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
                  -------------------------------------------------------------

         Item 6 of the Schedule 13D is hereby amended by deleting the final paragraph thereof, as reflected in Amendment No. 4 to Schedule 13D, dated July 8, 1998, and by adding the following paragraph at the end thereof:

               On September 8, 1998 the Company and GP Holding, together with Publishing and Home Video, entered into a Note Purchase Agreement (the "Note Purchase Agreement") providing for the sale by Home Video and purchase by GP Holding of up to $25 million of Senior Secured Notes of Home Video, of which $10 million were sold upon that same date. All of the proceeds of the sale of such Senior Secured Notes were lent by Home Video to Publishing in exchange for Senior Notes of Publishing in the same aggregate principal amount. Interest on each of the Senior Secured Notes and Senior Notes is at an initial rate of 5% per annum, increasing to 7% in February 1999. The payment of interest may be deferred at the Company's option until maturity. The Company fully and unconditionally guaranteed the performance by Home Video of its Senior Secured Notes and the performance by Publishing of its Senior Notes. All obligations under the Note Purchase Agreement, the Senior Notes and the Senior Secured Notes are secured by a pledge of all of the Company's stock in each of Publishing and Home Video, a pledge of the Senior Notes issued by Publishing and by a senior security interest in all other of Home Video's property. The Note Purchase Agreement provides that the Company may borrow up to an additional $15 million at any time over the next year. All obligations under the Note Purchase Agreement are due on September 9, 1999, or earlier under certain conditions, including if certain assets of the Company are sold.

Item 7.  Material to be filed as Exhibits
         --------------------------------

         Item 7 of the Schedule 13D is hereby amended by deleting the existing
Exhibit 6 added thereto by Amendment No. 4 to Schedule 13D, dated July 8, 1998, amd by adding thereto the following Exhibits 6 through 10:

    Exhibit 6 Note Purchase Agreement, between GPH, the Company, Publishing and Home Video, incorporated by reference to the same document included as Exhibit 10-1 to Form 8-K filed by the Company on September 16, 1998, under SEC File No. 0-14399 (the "Company Form 8-K").

    Exhibit7 Pledge and Security Agreement, between GPH,, the Company, Publishing and Home Video, incorporated by reference to the same document included as Exhibit 10.2 to the Company Form 8-K.

    Exhibit 8    Senior Secured Note issued by Home Video.

    Exhibit 9    Senior Note issued by Publishing.

    Exhibit 10 Press release issued by the Company on September 14, 1998, incorporated by reference to the same document included as
                 Exhibit 99.1 to the Company Form 8-K.

                                 SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 18, 1998


                                    GOLDEN PRESS HOLDING, L.L.C.

                                    By:  Warburg, Pincus Ventures, L.P.,
                                             Member

                                    By:  Warburg, Pincus & Co.,
                                             General Partner


                                    By:  /s/ Stephen M. Distler
                                         -------------------------
                                         Name:  Stephen M. Distler
                                         Title: Partner


                                    WARBURG, PINCUS VENTURES, L.P.

                                    By:  Warburg, Pincus & Co.,
                                    General Partner


                                    By: /s/ Stephen M. Distler
                                        ---------------------------
                                        Name: Stephen M. Distler
                                        Title: Partner


                                    WARBURG, PINCUS & CO.


                                    By: /s/ Stephen M. Distler
                                        ---------------------------
                                        Name: Stephen M. Distler
                                        Title: Partner


                                    E.M. WARBURG, PINCUS & CO., LLC


                                    By: /s/ Stephen M. Distler
                                        --------------------------
                                        Name: Stephen M. Distler
                                        Title: Managing Director

                                                                  SCHEDULE I
                                                                  -----------
Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and each of the members of E.M. Warburg, Pincus & Co., LLC ("EMW"). The sole general partner of Warburg, Pincus Ventures, L.P. ("Ventures") is WP. WP, EMW and Ventures are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                             General Partners of WP
                             ----------------------

                                           Present Principal Occupation in
                                           Addition to Position with WP, and
                                           Positions with the Reporting
                                           Entities
                                           ----------------------------------
Name
----
Joel Ackerman                              Managing Director and Member, EMW

Susan Black                                Managing Director and Member, EMW

Christopher W. Brody                       Managing Director and Member, EMW

Harold Brown                               Senior Managing Director and  Member,
                                           EMW

Errol M. Cook                              Managing Director and Member, EMW

W. Bowman Cutter                           Managing Director and Member, EMW

Elizabeth B. Dater                         Managing Director and Member, EMW

Stephen Distler                            Managing Director, Member and
                                           Treasurer, EMW

Harold W. Ehrlich                          Managing Director and Member, EMW
                                           Managing Director and Member, EMW

John L. Furth                              Vice Chairman of the Board and
                                           Member, EMW

Stewart K.P. Gross                         Managing Director and Member, EMW

Patrick T. Hackett                         Managing Director and Member, EMW

Jeffrey A. Harris                          Managing Director and Member, EMW
                                           Managing Director and Member, EMW

William H. Janeway                         Managing Director and Member, EMW

Douglas M. Karp                            Managing Director and Member, EMW

Charles R. Kaye                            Managing Director and Member, EMW

Henry Kressel                              Managing Director and Member, EMW

Joseph P. Landy                            Managing Director and Member, EMW

Sidney Lapidus                             Managing Director and Member, EMW

Kewsong Lee                                Managing Director and Member, EMW

Reuben S. Leibowitz                        Managing Director and Member, EMW

S. Joshua Lewis                            Managing Director and Member, EMW

David E. Libowitz                          Managing Director and Member, EMW

Brady T. Lipp                              Managing Director and Member, EMW

Stephen J. Lurito                          Managing Director and Member, EMW

Spencer S. Marsh III                       Managing Director and Member, EMW

Lynn S. Martin                             Managing Director and Member, EMW

Edward J. McKinley                         Managing Director and Member, EMW

Rodman W. Moorhead III                     Senior Managing Director and Member,
                                           EMW

Maryanne Mullarkey                         Managing Director and Member, EMW

Howard H. Newman                           Managing Director and Member, EMW

Gary D. Nusbaum                            Managing Director and Member, EMW

Sharon B. Parente                          Managing Director and Member, EMW

Dalip Pathak                               Managing Director and Member, EMW

Daphne D. Philipson                        Managing Director and Member, EMW

Lionel I. Pincus                           Chairman of the Board, CEO, and
                                           Managing Member, EMW;
                                           and Managing Partner, Pincus & Co.

Eugene L. Podsiadlo                        Managing Director and Member, EMW

Ernest H. Pomerantz                        Managing Director and Member, EMW

Brian S. Posner                            Managing Director and Member, EMW

Arnold M. Reichman                         Managing Director and Member, EMW

Roger Reinlieb                             Managing Director and Member, EMW

John D. Santoleri                          Managing Director and Member, EMW

Steven G. Schneider                        Managing Director and Member, EMW

Sheila N. Scott                            Managing Director and Member, EMW

Harold Sharon                              Managing Director and Member, EMW

Eugene J. Siembieda                        Managing Director and Member, EMW

James E. Thomas                            Managing Director and Member, EMW

John L. Vogelstein                         Vice Chairman of the Board and
                                           Member, EMW

Elizabeth H. Weatherman                    Managing Director and Member, EMW

John A. Zaro III                           Managing Director and Member, EMW

Pincus & Co.*

NL & Co.**

* New York limited partnership; its primary activity is ownership in WP and EMW.

** New York limited partnership; its primary activity is ownership in WP.

                               Members of EMW
                              ----------------


                                           Present Principal Occupation in
                                           Addition to Position  with EMW,
                                           and Positions with the Reporting
Name                                       Entities
----                                       --------------------------------

Joel Ackerman                              Partner, WP

Susan Black                                Partner, WP

Christopher W. Brody                       Partner, WP

Harold Brown                               Partner, WP

Dale C. Christensen(1)

Errol M. Cook                              Partner, WP

W. Bowman Cutter                           Partner, WP

Elizabeth B. Dater                         Partner, WP

Stephen Distler                            Partner, WP

P. Nicholas Edwards(2)                     Partner, WP

Harold W. Ehrlich                          Partner, WP

John L. Furth                              Partner, WP

Stewart K.P. Gross                         Partner, WP

Patrick T. Hackett                         Partner, WP

Jeffrey A. Harris                          Partner, WP

William H. Janeway                         Partner, WP

Douglas M. Karp                            Partner, WP

Charles R. Kaye                            Partner, WP

Richard H. King(2)

Henry Kressel                              Partner, WP

Joseph P. Landy                            Partner, WP

Sidney Lapidus                             Partner, WP

Kewsong Lee                                Partner, WP

Reuben S. Leibowitz                        Partner, WP

S. Joshua Lewis                            Partner, WP

David E. Libowitz                          Partner, WP

Brady T. Lipp                              Partner, WP

Stephen J. Lurito                          Partner, WP

Spencer S. Marsh III                       Partner, WP

John W. MacIntosh(1)                       Partner, WP

Lynn S. Martin                             Partner, WP

Edward J. McKinley                         Partner, WP

Rodman W. Moorhead III                     Partner, WP

Maryanne Mullarkey                         Partner, WP

Howard H. Newman                           Partner, WP

Gary D. Nusbaum                            Partner, WP

Sharon B. Parente                          Partner, WP

Dalip Pathak                               Partner, WP

Daphne D. Philipson                        Partner, WP

Lionel I. Pincus                           Managing Partner, WP; Chairman of the
                                           Board and CEO, EMW; Managing Partner,
                                           Pincus & Co.

Eugene L. Podsiadlo                        Partner, WP

Ernest H. Pomerantz                        Partner, WP

Brian S. Posner                            Partner, WP

Arnold M. Reichman                         Partner, WP

Roger Reinlieb                             Partner, WP

John D. Santoleri                          Partner, WP

Steven G. Schneider                        Partner, WP

Sheila N. Scott                            Partner, WP

Harold Sharon                              Partner, WP

Dominic H. Shorthouse(2)

Eugene J. Siembieda                        Partner, WP

Chang Q. Sun(3)

James E. Thomas                            Partner, WP

John L. Vogelstein                         Partner, WP

Elizabeth H. Weatherman                    Partner, WP

John A. Zaro III                           Partner, WP

Pincus & Co.*

























(1)     Citizen of Canada

(2)     Citizen of United Kingdom

(3)     Citizen of People's Republic of China

*       New York limited partnership; its primary activity is ownership in WP.

                                Exhibit Index



Exhibit No.                            Description
----------                             ------------

Exhibit 6 Note Purchase Agreement, incorporated by reference to the same document included as Exhibit 10-1 to Form 8-K filed by the Company on September 16, 1998, under SEC File No. 0-14399 ("Company Form 8-K").

Exhibit 7 Pledge and Security Agreement, incorporated by reference to the same document included as Exhibit 10.2 to the Company Form 8-K.

Exhibit 8                              Senior Secured Note issued by Home Video.

Exhibit 9                              Senior Note by issued Publishing.

Exhibit 10 Press release issued by the Company on September 14, 1998, incorporated by reference to the same document included as Exhibit 99.1 to the Company Form 8-K.